[redacted]

SECUR 08032662 SION
Washington, D.C. 20549

SEC Mail Processing Section
SEP 02 2008
Washington, DC
105

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 53310

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 07/01/07 (MM/DD/YY) AND ENDING 06/30/08 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: FIREFLY CAPITAL, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

133 FEDERAL STREET, 8TH FLOOR
(No. and Street)

BOSTON	MA	02110
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

KEN GEORGE — (617) 314-0705 (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

BRACE & ASSOCIATES, PLLC
(Name – *if individual, state last, first, middle name*)

PMB 271, 44 NASHUA RD, STE 15	LONDONDERRY	NH	03053
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
NOV 06 2008
THOMSON REUTERS

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

M 9/4
CM 10/22/08

OATH OR AFFIRMATION

I, KEN GEORGE, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of FIREFLY CAPITAL, INC., as of JUNE 30, 20 08, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CHIEF FINANCIAL OFFICER

Title

LAWRENCE J. CAMERLIN
STATE OF NEW HAMPSHIRE
MY COMMISSION EXPIRES AUGUST 31, 2010
NOTARY PUBLIC

Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

FIREFLY CAPITAL, INC.

FINANCIAL STATEMENTS

JUNE 30, 2008

BRACE & ASSOCIATES, PLLC

Certified Public Accountant

PMB 271, 44 NASHUA ROAD, SUITE 15 LONDONDERRY, NH 03053-3450 TEL. (603) 889-4243 FAX (603) 882-7371

Independent Auditor's Report

To the Board of Directors of
Firefly Capital, Inc.
Boston, MA

We have audited the accompanying statement of financial condition of Firefly Capital, Inc. (the Company) as of June 30, 2008 and the related statements of income, changes in stockholders' equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Firefly Capital, Inc. as of June 30, 2008, and the results of their operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II, III, and IV, is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Brace & Associates, PLLC

Brace & Associates, PLLC
Certified Public Accountant
Londonderry, New Hampshire
August 21, 2008

FIREFLY CAPITAL, INC.

STATEMENT OF FINANCIAL CONDITION

JUNE 30, 2008

ASSETS

Cash and cash equivalents	$	284,324
Receivable from broker dealers		68,983
Deposits with clearing organizations		111,370
Deferred taxes		63
Furniture and equipment at cost, less, accumulated depreciation of $306,578		-
Total Assets	$	464,740

LIABILITIES AND STOCKHOLDERS' EQUITY

Accounts payable, accrued expenses, and other liabilities	$	160,823
Income taxes payable		22,305
Total Liabilities		183,128
Stockholders' Equity		
Common stock, $111.10 par value, shares authorized 90,909, 12,250 issued and 10,000 outstanding shares		1,111,000
Additional paid-in-capital		700,855
Retained earnings (deficit)		(1,449,743)
Less 2,250 shares of common stock in treasury, at cost		(80,500)
Total Stockholders' Equity		281,612
Total Stockholders' Equity and Liabilities	$	464,740

The accompanying notes are an integral part of these financial statements.

FIREFLY CAPITAL, INC.

STATEMENT OF INCOME (LOSS)

FOR THE YEAR ENDED JUNE 30, 2008

Revenues:	
Commissions	$ 1,543,748
Interest and dividends	4,184
Other income	191,347
	1,739,279
Expenses:	
Employee compensation and benefits	716,315
Floor brokerage, exchange, and clearance fees	464,009
Communications	2,721
Taxes, other than income taxes	36,758
Other expenses	126,476
	1,346,279
Net Income (Loss) Before Income Taxes	393,000
Provision for Income Taxes	104,527
Net Income (Loss)	$ 288,473

The accompanying notes are an integral part of these financial statements.

FIREFLY CAPITAL, INC.

STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY

FOR THE YEAR ENDED JUNE 30, 2008

	Common Stock	Additional Paid-In-Capital	Retained Earnings (Deficit)	Treasury Stock	Total
Balance at July 1, 2007	$ 1,111,000	$ 700,855	$ (1,302,940)	$ (80,500)	$ 428,415
Dividends paid			(435,276)		(435,276)
Net Income (Loss)	-	-	288,473	-	288,473
Balance at June 30, 2008	$ 1,111,000	$ 700,855	$ (1,449,743)	$ (80,500)	$ 281,612

The accompanying notes are an integral part of these financial statements.

FIREFLY CAPITAL, INC.

STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED JUNE 30, 2008

Cash flows from operating activities:		
Net income (loss)		$ 288,473
Adjustments to reconcile net income		
to net cash provided by operating activities		
Deferred taxes	$ 83,136	
(Increase) decrease in operating assets:		
Decrease in receivable from broker dealers	24,185	
Decrease in deposits with clearing organizations	110,754	
Increase (decrease) in operating liabilites:		
Increase in accounts payable, accrued expenses	106,680	
Increase in income taxes payable	21,282	
Total adjustments		346,037
Net cash provided by operating activities		634,510
Cash flows from investing activities		
None		-
Cash flows from financing activities		
Dividends paid	(435,276)	
Payments on officer receivables	61,118	
Reduction in valuation allowance for officer receivable	(50,737)	(424,895)
Net increase in cash		209,615
Cash at beginning of the year		74,709
Cash at end of the year		$ 284,324

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION

Cash paid during the year for:	
Interest payments	$ 609
Income tax payments	$ -

Disclosure of accounting policy:
For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

FIREFLY CAPITAL, INC.

NOTES TO FINANCIAL STATEMENTS

JUNE 30, 2008

NOTE 1- SIGNIFICANT ACCOUNTING POLICIES

Organization and Nature of Business
The Company was incorporated on December 11, 2000. It serves as a broker/dealer in securities. Related commission revenue and expenses are recorded on a settlement date basis.

Fixed Assets
Furniture and equipment are being depreciated using the straight-line method over their estimated useful lives, ranging from three to seven years. For the fiscal year ended June 30, 2008, depreciation expense was $0.

Use of Estimates
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities as of the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Allowance for Bad Debts
The Company considers accounts receivable to be fully collectible; accordingly, no allowance for doubtful accounts is required.

Compensated Absences
Employees of the Company are entitled to paid vacations, paid sick days, and personal days off, depending on the job classification, length of service, and other factors. The accrual cannot be reasonably estimated, and accordingly, no liability has been recorded in the accompanying financial statements. The Company's policy is to recognize the costs of compensated absences when actually paid to employees.

NOTE 2- NET CAPITAL

As a broker dealer, the Company is subject to the Securities and Exchange Commission's regulations and operating guidelines, which require the Company to maintain a specified amount of net capital as defined, and a ratio of aggregate indebtedness to net capital as derived, not exceeding 15 to 1. The Company's net capital as computed under 15c3-1, was $242,995 at June 30, 2008, which exceeded required net capital of $12,209 by $230,786. The ratio of aggregate indebtedness to net capital at June 30, 2008 was 75.4%.

NOTE 3- TAXES ON INCOME

Taxes on income consist of the following:

	Federal	State	Total
Current	$ 20,667	$ 724	$ 21,391
Deferred	51,992	31,144	83,136
	$ 72,659	$31,868	$ 104,527

Deferred income taxes arise from temporary differences resulting from income and expense items reported for financial accounting and tax purposes in different periods. Deferred tax assets are recorded to reflect deductible temporary differences and operating loss carryforwards while deferred tax liabilities are recorded to reflect taxable temporary differences.

NOTE 4- RELATED PARTY TRANSACTIONS

The Company's parent corporation leases the office space that the Company uses and has the ability to influence the costs allocated to each entity. During the year ended June 30, 2008, the Company was provided services by its parent and some costs were incurred by the parent on the Company's behalf. In accordance with the expense sharing agreement between the Company and its parent, the Company is not charged for services provided by the parent, and is released from any liability relating to costs incurred by the parent on behalf of the Company.

NOTE 5- CONCENTRATION OF CREDIT RISK

The Company is engaged in various trading and brokerage activities with counterparties. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the credit worthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty with which it conducts business.

NOTE 6- STOCKHOLDER'S EQUITY

Common Stock – The Company's Board has authorized the issuance of up to 90,909 shares of $111.10 par value common stock, of which 10,000 shares were outstanding and 2,250 shares were held in treasury as of June 30, 2008.

NOTE 7 - REORGANIZATION

On December 21, 2004 the Company (operating company) reorganized its corporate structure as a subsidiary of Firefly Holdings, Inc. (a Delaware holding company). Shareholders of the Company exchanged all of their shares for Firefly Holdings, Inc share for share. The reorganization resulted in the Holding Company becoming the parent company, owning 100% of, the Operating Company. The preferred stock of Firefly Capital, Inc. was converted to common stock and after the conversion all common stock was reverse split at the ratio of one share of new common stock for 220 shares of existing common stock of the Operating Company. After the conclusion of the foregoing transactions there are 10,000 shares of common stock outstanding.

FIREFLY CAPITAL, INC.

SUPPLEMENTARY SCHEDULES

FOR THE YEAR ENDED JUNE 30, 2008

FIREFLY CAPITAL, INC.

SCHEDULE I

COMPUTATION OF AGGREGATE INDEBTEDNESS AND NET CAPITAL PURSUANT TO RULE 15c3-1

JUNE 30, 2008

Total ownership equity from statement of financial condition	$ 281,612
Total nonallowable assets from statement of financial condition	(38,449)
Net capital before haircuts on securities positions	243,163
Haircuts on securities	(168)
Net capital	$ 242,995
Aggregate indebtedness:	
Total A.I. liabilities from statement of financial condition	$ 183,128
Total aggregate indebtedness	$ 183,128
Percentage of aggregate indebtedness to net capital	75.4%
Computation of basic net capital requirement:	
Minimum net capital required (6-2/3% of A.I.)	$ 12,209
Minimum dollar net capital requirement of reporting broker or dealer	$ 5,000
Net capital requirement	$ 12,209
Excess net capital	$ 230,786
Excess net capital at 1000%	$ 224,682

FIREFLY CAPITAL, INC.

RECONCILIATION OF NET CAPITAL PURSUANT TO RULE 15c3-1 (X-17A-5) AT JUNE 30, 2008

SCHEDULE I (CONTINUED)

	FOCUS REPORT - PART IIA QUARTER ENDED June 30, 2008	ADJUSTMENTS	ANNUAL FINANCIAL STATEMENTS AT June 30, 2008
COMPUTATION OF NET CAPITAL			
Total ownership equity from statement of financial condition	$ 351,259	$ (69,647)	$ 281,612
Deductions and/or charges:			
Total nonallowable assets from statement of financial condition	85,791	(47,342)	38,449
Haircuts on securities	168	-	168
Total deductions	85,959	(47,342)	38,617
Net capital	$ 265,300	$ (22,305)	$ 242,995

SCHEDULE II

FIREFLY CAPITAL, INC.

INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3

JUNE 30, 2008

The Company had no items reportable as customers' fully paid securities: (1) not in the Company's possession or control as of the audit date (for which instructions to reduce to possession or control had been issued as of the audit date) but for which the required action was not taken by the Company within the time frames specified under Rule 15c3-3 or (2) for which instructions to reduce to possession or control had not been issued as of the audit date, excluding items arising from "temporary lags which result from normal business operations" as permitted under Rule 15c3-3.

SCHEDULE III

FIREFLY CAPITAL, INC.

SCHEDULE OF SEGREGATION REQUIREMENTS AND FUNDS IN SEGREGATION FOR CUSTOMERS' REGULATED COMMODITY FUTURES AND OPTION ACCOUNTS

JUNE 30, 2008

The Company claims exemption from the segregation requirements of the Commodities Futures Act since it has no commodity customers as the term is defined in Regulation 1.3(k).

SCHEDULE IV

FIREFLY CAPITAL, INC.

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS FOR BROKER/DEALER UNDER RULE 15c3-3 OF THE SECURITIES EXCHANGE ACT OF 1934

JUNE 30, 2008

Firefly Capital Inc., is exempt from the reserve requirements of Rule 15c3-3 under section (k)(2)(ii) as its transactions are limited and it clears all its transactions on a fully disclosed basis through its clearing firm. They do not handle customer funds or securities, accordingly, information relating to the possession or control requirement pursuant to Rule 15c3-3 are not applicable.

BRACE & ASSOCIATES, PLLC

Certified Public Accountant

PMB 271, 44 NASHUA ROAD, SUITE 15 LONDONDERRY, NH 03053-3450 TEL. (603) 889-4243 FAX (603) 882-7371

Independent Auditor's Report on Internal Control Structure Required by SEC Rule 17a-5

Board of Directors
Firefly Capital, Inc.

In planning and performing our audit of the financial statements and supplemental schedules of Firefly Capital, Inc., (the Company) for the year ended June 30, 2008, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by rule 17a-13.

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at June 30, 2008, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the Securities and Exchange Commission, the National Association of Securities Dealers Regulation, Inc. and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Brace & Associates, PLLC

Brace & Associates, PLLC
Certified Public Accountant
Londonderry, New Hampshire
August 21, 2008

END